Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Great Plains Energy Incorporated on Form S-8 of our report dated January 30, 2002 (relating to the financial statements of DTI Holdings, Inc. and Subsidiaries (Debtors-in-Possession) (the "Company") not presented separately herein and which report expresses an unqualified opinion and includes explanatory paragraphs referring to the Company's filing for reorganization under Chapter 11 of the Federal Bankruptcy Code, substantial doubt about the Company's ability to continue as a going concern and an impairment charge recorded by the Company) appearing in the Current Report on Form 8-K (dated May 12, 2004) of Great Plains Energy Incorporated.

/s/DELOITTE & TOUCHE LLP

St. Louis, Missouri
November 2, 2004